UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 3

HPEV, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

404273 10 4

(CUSIP Number)

Jay A. Palmer

Spirit Bear Limited

1470 1st Avenue – No. 4A

New York, NY 10075

Tel.: 212-717-5425

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404273 10 4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SPIRIT BEAR LIMITED EIN 27-1347181
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,491,054
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,491,054
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,491,054
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

* See Item 5 for a discussion of this calculation.

CUSIP No. 404273 10 4

This Amendment No. 3 (this “Schedule 13D/A”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 21, 2012, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 8, 2013 and Amendment No. 2 to Schedule 13D filed with the SEC on April 24, 2013 (the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of HPEV, Inc. (the “Issuer”) [symbol OTCQB:WARM].

Item 4.    Purpose of Transaction

This Schedule 13D/A is being filed in connection with certain actions that Reporting Person and members of the Issuer’s Board of Directors (the “Board”) nominated by Reporting Person have taken, and intend to take, which relate to, or may result in, changes to the Board or management of the Issuer and material changes to the manner in which the Issuer operates.  Reporting Person has been and is seeking changes to ensure that the Issuer is managed in a manner that is in the best interests of all stockholders of the Issuer.

The Reporting Person and members of the Board nominated by Reporting Person have opposed, and anticipate in the future will oppose, actions that they believe are not in the best interests of all stockholders of the Issuer.  For example, such members of the Board did not approve of, and objected to, the deficient filing of the Quarterly Report on Form 10-Q that the Issuer filed on August 19, 2013.  The Reporting Person and such members of the Board are considering alternatives, including legal action, to ensure that the Issuer and its management have and will comply with all relevant laws and Issuer’s legal obligations.

In connection with addressing these concerns, on August 16, 2013, the Reporting Person caused to be delivered, through Nevada counsel representing Reporting Person and Jay Palmer, a member of Issuer’s Board designated by Reporting Person, a Demand for Documents and Demand to Cease and Desist (the “Demand Letter”). The Demand Letter requires the Issuer to provide Mr. Palmer with all books and records regarding all equity or debt issued by the Issuer since January 1, 2013, and an accounting of all compensation disbursed or accrued to the Issuer’s executive officers since such date. Reporting Person contends that management of the Issuer issued equity or debt without authority and paid (or accrued) salaries and/or consulting fees to its officers and consultants in violation of its agreements with Reporting Person and its public filings.  Reporting Person demands that management of the Issuer cease and desist from issuing any equity or debt and from making any payments to management above certain thresholds identified in the Demand Letter.  Reporting Person intends to fully exercise its rights and to seek compliance with its demands as delineated in the Demand Letter.  The Demand Letter, which is attached hereto as Exhibit 99.1, is incorporated by reference into this Item 4 as if restated in full.

Item 5 and Item 6 of this Schedule 13D/A is incorporated herein by reference.

CUSIP No. 404273 10 4

Item 5.    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) and (b) As of Issuer’s most recent Form 10-Q for the quarter ended June 30, 2013, there were purportedly, as of August 15, 2013, 44,885,441 shares of Common Stock outstanding. Reporting Person has sole voting power and sole dispositive power with respect to 160 shares of Preferred Stock, which are convertible into 8,000,000 shares of Common Stock. Further, Reporting Person owns warrants convertible into 6,491,054 shares of Common Stock. Based on the total purported outstanding shares of Issuer’s common stock and the total of 14,491,054 shares of Common Stock (the sum of the 8,000,000 shares into which Reporting Person’s Preferred Stock is convertible plus the 6,491,054 shares which would be acquired upon exercise of the warrants) beneficially held by Reporting Person, Reporting Person has a 24.4% interest in the total outstanding shares of Issuer’s Common Stock.

Reporting Person could be required, if a specified objective is met by Issuer, to purchase additional securities of the Issuer; and if that business objective is not achieved, Reporting Person will have a 12 month option to purchase additional securities of the Issuer. In either event, the maximum additional securities that Reporting Person could acquire in preferred shares and warrants would be equivalent to 10,000,000 shares and 6,000,000 shares, respectively. In addition, the Issuer filed a resale Registration Statement on Form S-1 that was declared effective by the SEC on January 23, 2013 but the Issuer, by failing to make certain filings with the SEC, has not maintained the effectiveness of such Registration Statement, which, Reporting Person contends, entitles Reporting Person to additional warrants (failure to maintain effectiveness results in the number of warrants held by Reporting Person pursuant to the Registration Rights Agreement and the Warrant Agreement between Issuer and Reporting Person, dated December 14, 2012 (the “Registration Rights Agreement”), being increased by 25%). Reporting Person expects to be able to dispose of its shares of Common Stock pursuant to such Registration Statement to the extent such Registration Statement is effective. The Reporting Person is also seeking to establish a Rule 10b5-1 Plan with respect to holdings of Common Stock and such plan may, depending on the trading price of Issuer’s Common Stock, result in the disposition of some of the shares of Common Stock held by Reporting Person. Reporting Person currently only holds warrants to purchase Common Stock and Series A Convertible Preferred Stock of Issuer ( “Preferred Stock”) and therefore, any such dispositions pursuant to a 10b5-1 Plan would occur after Reporting Person has converted certain of its equity holdings into Common Stock.

(c), (d) and (e). These sub items are not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

On June 24, 2013, as contemplated under the Securities Purchase Agreement, dated December 14, 2012 between the Issuer and Reporting Person by which the equity reported herein was originally acquired, the bylaws of the Issuer were amended to provide that the Board shall, irrespective of the number of members, at all times be composed of an even number of members of which at least 50% shall be individuals nominated by Reporting Person. This right survives until the earlier of December 14, 2015 and the date that Reporting Person ceases to be an affiliate of the Issuer. The current Board consists of 6 members, 3 of whom have been nominated by Reporting Person. Reporting Person intends to fully exercise its rights with respect to retaining nominees on the Board who act in the best interests of all stockholders of the Issuer.

CUSIP No. 404273 10 4

In addition, on June 24, 2013, an Amendment to the Certificate of Designation of Rights, Preferences, Privileges and Restrictions of the Preferred Stock (the “Certificate of Designation”) was filed with the Secretary of State of the State of Nevada. The amendment effectuated the change (i) to the conversion rate of each share of Preferred Stock from being convertible at the rate of 20,000 shares of Common Stock to 50,000 shares of Common Stock and (ii) to the voting right of each share of Preferred Stock from 20,000 to 50,000 shares of the Common Stock. For the terms governing the Preferred Stock, see the Certificate of Designation, filed on Exhibit 4.1 attached to the Issuer’s Current Report on Form 8-K, filed by the Issuer on December 20, 2012, and the amendment of such Certificate of Designation filed on Exhibit 4.1.1 attached to the Issuer’s Current Report on Form 8-K filed by the Issuer on June 24, 2013. Such terms contained in such filings are incorporated herein by reference. For the terms governing the warrants held by Reporting Person, see the Securities Purchase Agreement, filed on Exhibit 10.1 attached to the Issuer’s Current Report on Form 8-K, filed by the Issuer on December 20, 2012, which is incorporated herein by reference.

The Issuer has filed a resale Registration Statement on Form S-1 pursuant to the Registration Rights Agreement that was declared effective by the SEC on January 23, 2013. The Issuer is required to keep such Registration Statement effective pursuant to Section 3(b) of the Registration Rights Agreement. The Issuer, by failing to make certain post-effective amendment or supplement filings with the SEC, has not maintained the effectiveness of such Registration Statement and, per the terms of the Registration Rights Agreement, the Reporting Person is entitled to additional warrants of the Issuer. On August 7, 2013, the Reporting Person countersigned a letter agreement (the “Letter Agreement”) sent on behalf of the Issuer by Timothy Hassett, the Issuer’s Chief Executive Officer, regarding the Reporting Person’s waiver of such additional warrants pursuant to the Registration Rights Agreement, so long as certain conditions are met, including that the Issuer file, no later than the second business day after the Issuer files its Quarterly Report on Form 10-Q for the period ended June 30, 2013, a post-effective amendment. Although the Reporting Person never received a copy of the Letter Agreement signed by Mr. Hassett, the Issuer described certain terms of the Letter Agreement in its Quarterly Report on Form 10-Q for the period ended June 30, 2013. The Issuer filed such Form 10-Q on August 19, 2013 and failed to file the post-effective amendment within two business days. Reporting Person contends that the additional warrants are now due. The Letter Agreement, which is attached hereto as Exhibit 99.2 is incorporated by reference into this Item 6 as if restated in full. For the terms governing the registration rights held by Reporting Person, see the Registration Rights Agreement, filed on Exhibit 10.2 attached to the Issuer’s Current Report on Form 8-K, filed by the Issuer on December 20, 2012, which is incorporated herein by reference.

The third paragraph of Item 4 of this Schedule 13D/A is incorporated herein by reference.

Item 7.     Material to Be Filed as Exhibits

See the agreements incorporated by reference in Item 6 above, which were previously filed by the Issuer in reports filed pursuant to the Securities Exchange Act of 1934, as amended.

Exhibit 99.1	Letter Regarding Demand for Documents and Demand to Cease and Desist Unauthorized: (1) Issuance of HPEV, Inc. Equity or Debt; and (2) Payment of Salaries to Executive Officers.
Exhibit 99.2	Letter Agreement, between HPEV, Inc. and Spirit Bear Limited, dated August 7, 2013.

CUSIP No. 404273 10 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2013

SPIRIT BEAR LIMITED By: /s/ Jay A. Palmer Jay A. Palmer, President

Exhibit 99.1

VIA HAND DELIVERY

HPEV, Inc.

c/o Melissa Smiley, Registered Agent

9680 W. Tropicana Ave., Suite 125

Las Vegas, Nevada 89147

VIA EMAIL & FEDERAL EXPRESS

David Lubin, Esq.

David Lubin & Associates, PLLC

10 Union Avenue, Suite 5

Lynbrook, NY 11563

david@dlubinassociates.com

Re:	Demand for Documents and Demand To Cease & Desist Unauthorized: (1) Issuance of HPEV, Inc. Equity Or Debt; and (2) Payment of Salaries To Executive Officers

Dear Mr. Lubin:

We are Nevada Counsel to Spirit Bear Limited ("Spirit Bear") and Mr. Jay Palmer in his capacity as a director of HPEV, Inc., a Nevada corporation (“HPEV”).

As you are aware, Spirit Bear contends that the management of HPEV has issued equity or debt without authority and has paid salaries to its officers in violation of its agreements with Spirit Bear and its public filings. The only authorization currently existing from the Board for the issuance of equity or debt is the Unanimous Written Consent of the Directors of HPEV, Inc., a Nevada Corporation, dated February 20, 2013, (the “UWC”) which authorized the CEO and President “to continue negotiating and finalize the specific terms of the investment of up to $3.2 million” and that clearly related to a specific investment being negotiated at that date (according to the version of the UWC originally provided to our clients) with a particular California accredited investor to whom a presentation had already been made prior to February 20, 2013. No other authorization to issue equity exists and, as a result, any other issuances that have occurred, or that may occur, would be invalid.

RENO OFFICE: 50 WEST LIBERTY STREET, SUITE 1100 • RENO, NEVADA 89501 • (775) 788-8666 • FAX (775) 788-8682

CARSON CITY OFFICE: 410 SOUTH CARSON STREET • CARSON CITY, NEVADA 89701 • (775) 841-2115 • FAX (775) 841-2119

LIONEL SAWYER & COLLINS

ATTORNEYS AT LAW

HPEV, Inc.

August 16, 2013

Demand for Records

In Nevada, a director of a corporation has the right to inspect the books and records of the corporation and the corporation is required to promptly honor the director's reasonable request. Refusal to permit such inspection is a violation of Nevada law. Thus, it is imperative that HPEV promptly provide to Mr. Palmer all books, records, expense reports, agreements, presentations, and documents of any kind regarding: (a) all equity or debt issued by HPEV management since January 1, 2013; and (b) all compensation disbursed to HPEV's executive officers since January 1, 2013, together with an accounting of such disbursements. Therefore, on behalf of Mr. Palmer, we demand that HPEV immediately provide these records to him.

Demand to Cease and Desist

At this time, Spirit Bear, on behalf of the shareholders of HPEV, and Mr. Palmer, in his capacity as a director, further demand that:

(i) the management of HPEV immediately cease and desist issuing any equity or debt;

(ii) HPEV immediately cease and desist paying its C.E.O., Timothy J. Hassett, a salary or fee of more than $10,000 per month;

(iii) HPEV immediately cease and desist paying its President, Theodore H. Banzhaf, a salary or fee of more than one dollar ($1.00) per month;

(iv) HPEV immediately cease and desist paying its Vice President, Judson Bibb, a salary or fee of more than $6,000 per month;

(v) HPEV immediately cease and desist paying its C.F.O., Quentin Ponder, a salary or fee of more than $7,500 per month;

(vi) Mr. Hassett immediately disgorge to HPEV all of the salary or fees paid to him by HPEV in excess of $10,000 per month since January 1, 2013;

(vii) Mr. Banzhaf immediately disgorge to HPEV all of the salary or fees paid to him by HPEV in excess of one dollar ($1.00) per month since January 1, 2013;

(viii) Mr. Bibb immediately disgorge to HPEV all of the salary or fees paid to him by HPEV in excess of $6,000.00 per month since January 1, 2013; and

(ix) Mr. Ponder immediately disgorge to HPEV all of the salary or fees paid to him by HPEV in excess of $7,500.00 per month since January 1, 2013.

LIONEL SAWYER & COLLINS

ATTORNEYS AT LAW

HPEV, Inc.

August 16, 2013

Please email me (mcouvillier@lionelsawyer.com) or fax me (702-383-8845) written confirmation by August 21, 2013, that HPEV will comply with all of the foregoing demands. If I do not receive confirmation as requested, our clients may pursue a derivative action or take any and all other necessary action.

Finally, by this letter, HPEV is given notice not to destroy, conceal or alter any data or documents, including any data or documents stored electronically in any media or location (e.g., computers, smart phones, backup tapes), especially data or information concerning, inter alia, solicitation of investors, issuance of equity or debt, compensation of all officers and employees, payments to all officers and employees, all corporate minutes and all corporate resolutions since January 1, 2013. HPEV is also to preserve and not destroy all passwords, decryption procedures (including, if necessary, the software to decrypt the files); network access codes, ID names, manuals, tutorials, written instructions, decompression or reconstruction software, and any and all other information and things necessary to access, view and (if necessary) reconstruct any relevant electronic data through discovery. As you know, HPEV’s failure to comply with this notice can result in severe sanctions being imposed by the Court and liability in tort for spoliation of evidence or potential evidence.

Very truly yours, /s/ Maximiliano D. Couvillier II Maximiliano D. Couvillier III, Esq

cc:	Timothy J. Hassett

5712 Marsh Hawk Drive

Santa Rosa, CA 95409

timhassett@sbcglobal.net

Quentin D. Ponder

27420 Breakers Drive

Wesley Chapel, FL 33544

qponder@verizon.net

Judson W. Bibb III

10908 Carrollwood Drive

Tampa, FL 33618

judsonbibb@gmail.com

Mark M. Hodowanec

5195 Mamont Rd.

Murrysville, PA 15668

markmhodowanec@yahoo.com

Theodore H. Banzhaf

tbanzhaf@yahoo.com

Exhibit 99.2

HPEV, INC.

27420 Breakers Drive

Wesley Chapel, FL 33544

August 7, 2013

Spirit Bear Limited

1470 First Ave. – No. 4A

New York, NY 10075

Gentlemen:

Reference is hereby made to the (i) Registration Rights Agreement dated December 14, 2012 (the “Registration Rights Agreement”) between HPEV, Inc. (the “Company”) and the signatory thereto and (ii) Warrant No. W-P-1a (the “Warrant”) issued to Spirit Bear Limited to purchase up to 2,000,000 shares of common stock of the Company. Capitalized terms used herein not otherwise defined shall have the meanings ascribed to such terms in the Registration Rights Agreement and the Warrant.

Pursuant to Section 3(c)(ii) of the Warrant, if the Company fails to maintain the effectiveness of the Registration Statement in accordance with the Registration Rights Agreement, the number of Series W-1 Warrant Shares shall be increased 25%. The undersigned hereby waives its right to an additional 500,000 Series W-1 Warrant Shares, provided that:

1. The Company files, by no later than the second business day after the Company files its Quarterly Report on Form 10-Q for the period ended June 30, 2013, a post-effective amendment with respect to the Registrable Securities.

2. The Company shall cooperate expeditiously with the holders of the outstanding Series A Convertible Preferred Stock in effecting the conversion of said shares to shares of common stock of the Company in accordance with the terms thereof.

3. The Company shall cause its counsel to issue to the transfer agent a written opinion of counsel, acceptable to the transfer agent and to Spirit Bear’s counsel, so that the shares of common stock issued upon conversion of the preferred stock can be issued without a restrictive legend.

Sincerely,

HPEV, Inc.

By: /s/ Tim Hassett
Tim Hassett
President

AGREED AND ACCEPTED

THIS 7 DAY OF AUGUST, 2013:

Spirit Bear Limited

By: /s/ Jay A. Palmer

        Name: Jay A. Palmer

        Title: President